UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the six months ended June 30, 2020 of Dynagas LNG Partners LP (the "Partnership").
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "likely," "would," "could," "seek," "continue," "possible," "might," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Commission on April 16, 2020, or our Annual Report.
In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:
•	liquefied natural gas, or LNG, market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	stability of Europe and the Euro;

•	fluctuations in currencies and interest rates;
•	the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including dry-docking, crewing and insurance costs, bunker prices and fuel prices;
•	the adequacy of our insurance to cover our losses;
•	our ability to make cash distributions on the units or any increase or decrease in or elimination of our cash distributions;
•	our future financial condition or results of operations and our future revenues and expenses;
•	our ability to repay or refinance our existing debt and settling of interest rate swaps (if any);
•
our ability to incur additional indebtedness on acceptable terms or at all, to access the public and private debt and equity markets and to meet our restrictive covenants and other obligations under our credit facilities, including our $675 Million Credit Facility (as defined in our Annual Report);

•	the ability of Dynagas Holding Ltd., or our Sponsor, to fund our $30 Million Revolving Credit Facility (as defined in our Annual Report);
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to comply with additional costs and risks related to our environmental, social and governance policies;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels (as defined in our Annual Report);

•	our continued ability to enter into profitable long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, including the implementation of new environmental regulations;
•
the expected cost of, and our ability to comply with, governmental regulations, including regulations relating to ballast water and fuel sulphur, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;
•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with Dynagas Ltd.;

•	our anticipated taxation and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, public health threats, pandemics, international hostilities and instability, piracy or acts by terrorists;
•	the impact of public health threats and outbreaks of other highly communicable diseases;

•
the length and severity of the recent coronavirus ("COVID-19") outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	the impact of adverse weather and natural disasters;
•	future sales of our common units in the public market;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.
We undertake no obligation, and specifically decline any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors which may adversely affect our results.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We make no prediction or statement about the performance of our units or our debt securities. The various disclosures included in this Report on Form 6-K and in our other filings made with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 8, 2020
DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the six month periods ended June 30, 2020 and 2019. Unless otherwise specified herein, references to the “Partnership,” “we,” “our” and “us” or similar terms shall include Dynagas LNG Partners LP and its wholly owned subsidiaries; and references to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries. Our Sponsor is beneficially owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou, and members of his family. References to our “General Partner” are to Dynagas GP LLC, an entity owned and controlled by our Sponsor, and references to our “Manager” are to Dynagas Ltd., which is wholly owned by Mr. Georgios Prokopiou. All references in this report to “Gazprom,” “Equinor” and “Yamal” refer to Gazprom Marketing and Trading Singapore Pte Ltd, Equinor ASA (formerly known as Statoil ASA) and Yamal Trade Pte. Ltd. respectively and certain of their respective subsidiaries or affiliates, which are our current or prospective charterers.
You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control, which could cause actual events or conditions to differ materially from those currently anticipated, expressed or implied by such forward-looking statements. Please see our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on April 16, 2020, and our other filings with the Commission, which contain additional information relating to our management’s discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence.
Business Overview and Development of the Partnership
Since our IPO in November 2013, we have been a growth-oriented limited partnership focused on owning and operating liquefied natural gas (“LNG”) carriers and have grown our fleet (our “Fleet”) from three vessels at the time of our IPO to six vessels at the end of 2015.  However, as a result of the significant challenges facing the listed midstream energy master limited partnership industry, our cost of equity capital has remained elevated for a prolonged period, making the funding of new acquisitions challenging.  As described more fully below, the Omnibus Agreement, as amended and as currently in effect, with our Sponsor (the “Omnibus Agreement”) provides us with the right to acquire ownership interests from our Sponsor in the Optional Vessels (as defined below), which provides us with significant built-in growth opportunities. However, the decline in the price of our common units makes the current price levels not conducive to the funding such acquisitions with equity at this time. All of the vessels in our Fleet are currently contracted on time charters with international energy companies, including Gazprom, Equinor and Yamal, which we expect to provide us with the benefits of fixed-fee contracts, predictable cash flows and high utilization rates.
We are currently focusing our capital allocation on debt repayment and prioritizing balance sheet strength, in order to reposition the Partnership for potential future growth if our cost of capital allows us to access debt and equity capital on acceptable terms.  As a result, if we are able to raise new debt or equity capital on terms acceptable to the Partnership in the future, we intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in growing our core business and potentially pursuing further business and growth opportunities in transportation of energy or other energy-related projects, including floating storage regassification units, LNG infrastructure projects, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we may acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG or energy industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements or arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels and businesses that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through incurring additional debt, debt or equity offerings of our securities or in other transactions. However, we cannot assure you that we will grow or maintain the size of our Fleet or that we will pay the per unit distributions in the amounts that we have paid in the past or at all or that we will be able to execute our plans for growth.

Pursuant to the Omnibus Agreement that we, and certain of our subsidiaries, have entered into with our Sponsor and our General Partner, we have the right but not the obligation, subject to certain terms and conditions, to acquire from our Sponsor the “Optional Vessels,” which consist of the 49.0% equity interest of entities that own the vessels Georgiy Brusilov, which was delivered in the fourth quarter of 2018 to its multi-year charter, the Boris Davydov and the Nikolay Zubov, which were delivered in the first quarter of 2019 to their multi-year charters and have entered into debt and other agreements. We continue to have the right but not the obligation to purchase the Optional Vessels for 24 months following the delivery of such vessels to their respective charterers. We may also mutually agree with our Sponsor, with the approval of our Conflicts Committee to extend, or further extend, as applicable each purchase option exercise period. However, there is no assurance that our Sponsor will grant an extension requested by us.
As of the date of this report, we have outstanding 35,612,580 common units, 35,526 general partner units, 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the “Series A Preferred Units”, and 2,200,000 8.75% Series B Fixed to Floating Cumulative Redeemable Perpetual Preferred Units, or the “Series B Preferred Units.” Our Sponsor currently beneficially owns approximately 44.0% of the equity interests in the Partnership (excluding the Series A and Series B Preferred Units) and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units or Series B Preferred Units.
Recent Events
Series A Preferred Units Cash Distribution
On May 12, 2020, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from February 12, 2020 to May 11, 2020, to all Series A Preferred unitholders of record as of May 5, 2020.
On August 12, 2020, we paid a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2020 to August 11, 2020, to all Series A preferred unitholders of record as of August 5, 2020.
Series B Preferred Units Cash Distribution
On May 22, 2020, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from February 22, 2020 to May 21, 2020, to all Series B Preferred unitholders of record as of May 15, 2020.
On August 24, 2020, we paid a cash distribution of $0.546875 per unit on our Series B Preferred Units for the period from May 22, 2020 to August 21, 2020, to all Series B preferred unitholders of record as of August 17, 2020.
Issuance of common stock
On July 2, 2020, the Partnership entered into an ATM Sales Agreement for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. The Partnership issued and sold under this ATM sales program 122,580 common units resulting in net proceeds of $0.4 million.  On August 19, 2020, the Partnership terminated the above mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million.

Our Fleet and our Charters
As of September 8, 2020, our Fleet consisted of six LNG carriers with an average age of approximately 10.1 years. All six vessels in our Fleet are currently employed or are contracted to be employed on multi-year time charters with international energy companies, such as Gazprom, Equinor and Yamal. As of September 8, 2020, the estimated contracted revenue backlog of our Fleet was approximately $1.17 billion with average remaining contract duration of approximately 8.1 years. The estimated contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that may result in lower revenues than our average contract backlog per day.
The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of September 8, 2020:
Vessel Name	Year Built	Cargo Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration	Latest Charter Expiration	Latest Charter Expiration including options to extend
Clean Energy	2007	149,700	No	Steam	Gazprom	March 2026	April 2026	n/a
Ob River	2007	149,700	Yes	Steam	Gazprom	March 2028	May 2028	n/a
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028	n/a
Arctic Aurora	2013	155,000	Yes	TFDE*	Equinor	July 2021	September 2021	September 2023
Yenisei River	2013	155,000	Yes	TFDE*	Yamal	Q4 2033	Q2 2034	Q2 2049
Lena River	2013	155,000	Yes	TFDE*	Yamal	Q2 2034	Q3 2034	Q4 2049

* As used in this report, “TFDE” refers to tri-fuel diesel electric propulsion system.
The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of September 8, 2020 and for the each of the years ending December 31, 2020, 2021 and 2022:
Estimated contract backlog, at end of year	2020	2021	2022
Contracted time charter revenues (in millions of U.S. Dollars) (1)(2)	$43.0	$126.9	$112.5
Contracted days	684	2,008	1,765
Available Days	684	2,190	2,130
Contracted/Available Days	100%	92%	83%

(1)
Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.

(2)
Estimated contracted revenues for each of the years 2020, 2021, 2022 include the amount of $3.8 million, $12.1 million and $12.1 million respectively, which relate to the estimated portion of the variable hire contained in the above mentioned time charter contracts with Yamal, which represent the operating expenses of the respective vessels and are subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the annual variations in the respective vessels’ operating costs.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons.  In addition, as of June 30, 2020, we derived our revenues from three charterers, who accounted for 45%, 40% and 15%, respectively. Our inability or the inability of any of our counterparties to perform the respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is abandoned or underutilized for any reason, including, but not limited, to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.
Operating results
Selected financial information
The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet data, unit and per unit data and Other Financial Data.
Selected Historical Financial Data and Other Operating Information	Six Months Ended June 30,
	2020	2019
STATEMENT OF INCOME (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$68,384	$62,220
Voyage expenses- including related party (1)	(1,610)	(1,131)
Vessel operating expenses	(14,470)	(13,817)
General and administrative expenses- including related party (2)	(1,265)	(1,086)
Management fees-related party	(3,358)	(3,242)
Depreciation	(15,812)	(15,042)
Operating income	$31,869	$27,902
Interest and finance costs, net	(15,100)	(25,047)
Loss on derivative instruments	(3,352)	—
Other, net	(23)	(31)
Net Income	$13,394	$2,824
Common unitholders’ interest in Net Income	$7,605	$(2,954)
Series A Preferred unitholders’ interest in Net Income	$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income	$2,406	$2,406
General Partner’s interest in Net Income	$8	$(3)

EARNINGS/(LOSS) PER UNIT (basic and diluted):
Common Unit	$0.21	$(0.08)
Weighted average number of units outstanding (basic and diluted):
Common units	35,490,000	35,490,000

	June 30, 2020	December 31, 2019
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$17,904	$18,172
Vessels, net	900,885	916,697
Total assets	$973,089	$989,187
Total current liabilities	61,298	64,635
Total long-term debt, gross of deferred financing fees, including current portion	639,000	663,000
Total partners’ equity	$321,320	$313,707

Selected Historical Financial Data and Other Financial Information	Six Months Ended June 30,
	2020	2019
CASH FLOW DATA
Net cash provided by operating activities	$26,836	$16,144
Net cash used in investing activities	—	—
Net cash used in financing activities	$(29,781)	$(13,149)

FLEET PERFORMANCE DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period/ (years)	9.9	8.9
Available Days (4)	1,092.0	1,086.0
Fleet utilization (5)	99.5%	97.2%

OTHER FINANCIAL DATA
Cash distributions per common unit for the period (6)	$—	$0.0625
Cash distributions per Series A Preferred Unit (7)	$1.13	$1.13
Cash distributions per Series B Preferred Unit (8)	$1.09	$1.09
Time Charter Equivalent (in U.S. Dollars) (9)	$61,148	$56,251
Adjusted EBITDA (9)	$47,870	$42,591

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.
(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.
(3)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(4)
Available Days are the total number of calendar days our vessels were in our possession during a period less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(5)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)	Corresponds to a cash distribution of $0.0625 per common unit in respect of the first quarter of 2019 which were paid in the second quarter of 2019.
(7)
Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first and second quarter of 2020 and 2019, respectively, which were paid in the second and third quarter of 2020 and 2019, respectively.

(8)
Corresponds to a cash distribution of $0.546875 in respect of the first and second quarter of 2020 and 2019, respectively, which were paid in the second and third quarter of 2020 and 2019, respectively.

Non-GAAP Financial Information
TCE. Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available Days):
	Six Months Ended June 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2020	2019
Voyage revenues	$68,384	$62,220
Voyage expenses	(1,610)	(1,131)
Time charter equivalent revenues	66,774	61,089
Available Days	1,092.0	1,086.0
Time charter equivalent (TCE) rate (in U.S Dollars)	$61,148	$56,251

ADJUSTED EBITDA. We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income, unrealised gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization, class survey costs and significant non-recurring items. Adjusted EBITDA is used as a supplemental financial measure by and external users of financial statements, such as investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented below, may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:
Reconciliation of Net Income to Adjusted EBITDA	Six months ended June 30,
(In thousands of U.S. Dollars)	2020	2019
Net Income	$13,394	$2,824
Net interest and finance costs (1)	15,100	25,047
Depreciation	15,812	15,042
Loss on derivative financial instrument	3,352	—
Amortization of deferred revenue	104	(394)
Amortization of deferred charges	108	72
Adjusted EBITDA	$47,870	$42,591

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

Principal Factors Affecting Our Results of Operations
The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:
•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;
•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by LNG market trends, such as the demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for profitable employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. As of the date of this report,  all six vessels in our Fleet are employed under multi-year time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future; The earliest contracted re-delivery date for one vessel of our fleet (the Arctic Aurora) is in the third quarter of 2021.

•
Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization of our Fleet is reduced, our financial results would be affected;

•
Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	Our ability to exercise the options to purchase the Optional Vessels;
•	The timely delivery of any vessels we may acquire in the future;
•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;
•	The performance of our charterers’ obligations under their charter agreements;
•	The effective and efficient technical management of the vessels under our management agreements;
•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;
•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels currently under construction;
•	The supply and demand relationship for LNG shipping services;
•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer’s requirements;
•	Our ability to successfully defend against any claims, suits, and complaints, including but not limited to those involving government laws and regulations and product liability;
•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which include changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;
•	Our access to capital required to acquire additional ships and/or to implement our business strategy;
•	Our level of debt, the related interest expense, our debt amortization levels and the timing of required principal installments;
•	The level of our general and administrative expenses, including salaries and costs of consultants;
•	Our charterer’s right for early termination of the charters under certain circumstances;
•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us; and
•	The level of any distribution on all classes of our units.
Results of Operations
Six months ended June 30, 2020 compared to the six months ended June 30, 2019
Voyage revenues
Voyage revenues, adjusted for deferred revenue amortization and the amortization of the fair value of acquired time charter, increased by $6.7 million, or 10.8%, to $68.5 million in the six months ended June 30, 2020, as compared to $61.8 million in the same period of 2019. This increase in voyage revenues (as adjusted) is primarily attributable to the higher revenues earned on Lena River following its delivery to its multiyear contract with Yamal Trade Pte (“Yamal”) in July 2019.
Voyage expenses- including voyage expenses to related party
Voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) increased by $0.5 million, or 45.5%, to $1.6 million in the six month periods ended June 30, 2020, from $1.1 million in the corresponding period of 2019. This increase in voyage expenses is primarily attributable to the higher commercial management fees charged on the Lena River which were commensurate with the higher charter rate earned on the vessel during the first six months of 2020, in comparison to the corresponding period of 2019.
Vessel operating expenses
Vessel operating expenses were $14.5 million, which corresponds to a daily rate of $13,251 per LNG carrier in the six-month period ended June 30, 2020, as compared to $13.8 million, or a daily rate of $12,723 per LNG carrier in the six-month period ended June 30, 2019. This increase is mainly attributable to planned engine maintenance on one of the Partnership’s LNG carriers during the first six months of 2020.
General and Administrative Expenses- including related party costs
During the six month periods ended June 30, 2020 and 2019, we incurred general and administrative expenses of $1.3 million and $1.1 million, respectively. The $0.2 million, or 18.2%, increase in the six-month period ended June 30, 2020 general and administrative charges, as compared to the same period in 2019, is mainly associated with miscellaneous costs incurred during the period as part of our recurring business. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees as well as other miscellaneous expenditures essential to conduct our business.

Management fees- related party
During each of the six-month periods ended June 30, 2020 and 2019, we incurred $3.4 million and $3.2 million in management fees respectively, or a daily fee of $3,075 and $2,985 per vessel per day, respectively. The 3% increase in the daily management fee in the six-month period ended June 30, 2020, as compared to the same period in 2019, is consistent with the annual daily increase prescribed in our management agreements.
Depreciation
Depreciation expense amounted to $15.8 million and $15.0 million during the six-month periods ended June 30, 2020 and 2019 respectively. The increase of $0.8 million, or 5.3%, in the six months ended June 30, 2020 is due to the change in accounting estimate of the scrap rate from $0.685 per lightweight ton per LNG carrier to $0.500 per lightweight ton per LNG carrier, effective from October 1, 2019.
Interest and finance costs
For the six months ended June 30, 2020 and 2019, interest and finance costs were $15.3 million and $26.2 million, respectively. The decrease of $10.9 million, or 41.6%, in period interest and finance costs is due to the (i) lower weighted average interest and (ii) the reduction in interest bearing debt as compared to the corresponding period of 2019.
Gain /(Loss) on derivative instruments
On May 7, 2020 we entered into a floating to fixed interest rate swap transaction effective from June 29, 2020. It provides a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of our debt outstanding under the $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The interest rate swap did not qualify for hedge accounting and as of June 30, 2020 we recognized an unrealised loss on the derivative financial instrument of $3.4 million.
Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2019, except for the adoption of ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” and ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. For a detailed view of the two accounting standards, see Note 2 to our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Commission on April 16, 2020.
Recent Accounting Pronouncements
For information related to recent accounting pronouncements in 2020, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Liquidity and Capital Resources
We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity financings. Our liquidity requirements relate to servicing the principal and interest on our debt, paying distributions, when, as and if declared by our Board of Directors, funding capital expenditures and working capital and maintaining cash reserves for the purpose of satisfying the liquidity covenants contained in the $675 Million Credit Facility. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2020, our principal sources of funds were our operating cash. Under the terms of the $675 Million Credit Facility, the Partnership is restricted from paying distributions to its common unit-holders while borrowings are outstanding under the $675 Million Credit Facility. Scheduled distributions to the preferred unit-holders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding. We frequently monitor our capital needs by projecting our fixed income, expenses and debt obligations and seek to maintain adequate cash reserves to compensate for any budget overruns.
Our short-term liquidity requirements relate to servicing the principal and interest on our debt and funding of the necessary working capital, including vessel operating expenses and payments under our Management Agreements.
Our long-term liquidity requirements relate primarily to funding capital expenditures, including the potential acquisition of additional vessels, the repayment of our long-term debt.
During the six-month period ended June 30, 2020, we generated net cash from operating activities of $26.8 million, as compared to $16.1 million in the same period of 2019, which represents an increase of $10.7 million, or 66.5%. This increase in net cash from operating activities was mainly attributable to (i) the higher revenues earned in the six-month period ended June 30, 2020, in relation to the corresponding period of 2019, as discussed above  and (ii) the decrease in finance costs for the reasons that is also discussed above.
As of June 30, 2020, we reported cash of $63.3 million (including $50.0 million of restricted cash), which represented a decrease of $2.9 million, or 4.4%, from $66.2 million as of December 31, 2019. As of June 30, 2020, we had available liquidity of $93.3 million, which includes our reported free cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility, as amended, with our Sponsor, which was extended on November 14, 2018 for a further five-year term, and is available to us at any time until November 14, 2023.  The $30 Million Revolving Credit Facility with our Sponsor remains available in its entirety as of the date of this report.
Our aggregate outstanding indebtedness as of June 30, 2020, was $639.0 million, which is gross of unamortized loan fees, under the $675 Million Credit Facility. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, as amended, discussed above. As of June 30, 2020, we were in compliance with all of the covenants, including the financial and liquidity covenants, contained in the $675 Million Credit Facility.
As of June 30, 2020, we reported a working capital deficit of $43.4 million as compared to a working capital deficit of $46.5 million as of December 31, 2019, which represents a decrease of $3.1 million, or 6.7%. Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.
Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, currently, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Our Borrowing Activities
As of June 30, 2020, our outstanding borrowings relate to the $675 Million Credit Facility. For further information relating to our secured debt, please see Note 3 and Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2019, which was filed with the Commission on April 16, 2020, and Notes 3 and 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Distributions
Distributions on Series A Preferred Units
On February 12, 2020, we paid a cash distribution for the period from November 12, 2019 to February 11, 2020, of $0.5625 per unit to all Series A Preferred unitholders of record as of February 5, 2020.
On May 12, 2020, we paid a cash distribution for the period from February 12, 2020 to May 11, 2020, of $0.5625 per unit to all Series A Preferred unitholders of record as of May 5, 2020.
On August 12, 2020, we paid a cash distribution for the period from May 12, 2020 to August 11, 2020, of $0.5625 per unit to all Series A Preferred unitholders of record as of August 5, 2020.
Distributions on Series B Preferred Units
On February 24, 2020, we paid a cash distribution for the period from November 22, 2019 to February 21, 2020, of $0.546875 per unit to all Series B Preferred unitholders of record as of February 17, 2020.
On May 22, 2020, we paid a cash distribution for the period from February 22, 2020 to May 21, 2020, of $0.546875 per unit to all Series B Preferred unitholders of record as of May 15, 2020.
On August 24, 2020, we paid a cash distribution for the period from May 22, 2020 to August 21, 2020, of $0.546875 per unit to all Series B Preferred unitholders of record as of August 17, 2020.
Cash Flows
The following table summarizes our net cash flows from/(used in) operating, investing and financing activities and our cash and cash equivalents for the six month periods ended June 30, 2020 and 2019:
	Six months ended June 30,
(in thousands of U.S. Dollars)	2020	2019
Net cash provided by operating activities	$26,836	$16,144
Net cash used in investing activities	—	—
Net cash used in financing activities	(29,781)	(13,149)
Cash and cash equivalents and restricted cash at beginning of period	66,206	109,917
Cash and cash equivalents and restricted cash at end of period	$63,261	$112,912

Operating Activities
Net cash from operating activities amounted to $26.8 million for the six months ended June 30, 2020, as compared to $16.1 million for the same period in 2019. The increase in net cash from operating activities was directly correlated with the increase in period net income, as discussed above.
Net cash from operating activities amounted to $16.1 million for the six months ended June 30, 2019, as compared to $20.5 million for the same period in 2018. The decrease in net cash from operating activities was directly correlated with the decrease in period net income.
Investing activities
No cash was used in investing activities during both the six month periods ended June 30, 2020 and 2019.
Financing activities
Net cash used in financing activities was $29.8 million during the six months ended June 30, 2020 and consisted of: (i) payment of $24.0 million of regular principal payment under the $675.0 Million Credit Facility and (ii) distributions of $5.8 million paid to our preferred unitholders during the period (see “Distributions” above).
Net cash used in financing activities was $13.1 million during the six months ended June 30, 2019 and mainly consisted of: (i) distributions of $10.6 million paid to our limited partners and preferred unitholders during the period (see “Distributions” above), (ii) payment of $2.4 million of regular principal installments under the Term Loan B and (iii) payment of $0.1 million in securities registration and other filing costs.
Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of June 30, 2020:
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long-Term Debt	$639,000	$48,000	$96,000	$495,000	$-
Interest on long term debt (1)	73,619	19,936	35,233	18,450	-
Interest rate swap payments (2)	3,348	908	2,269	171	-
Management fees & commissions payable to the Manager (3)(4)	16,397	4,965	2,597	2,595	6,240
Executive Services fee (5)	2,043	604	1,209	230	-
Administrative Services fee (6)	40	40	-	-	-
Total	$734,447	$74,453	$137,308	$516,446	$6,240

(1)
Our variable rate long-term debt outstanding as of June 30, 2020 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the one-month period actual LIBOR for the period ending August 28, 2020 and our applicable margin rate.

(2)	The variable leg of the derivative instrument has been calculated on the basis of the three-month period forward LIBOR rates as of June 30, 2020.
(3)
Under the terms of the management agreements, we currently pay our Manager a management fee of $3,075 per day per vessel, which is subject to an annual increase of 3% and to further annual increases, if any, by an amount to be agreed between us and our Manager, to reflect material unforeseen costs of providing the management services, which amount is required to be reviewed and approved by our Conflicts Committee. The management agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner’s ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(4)
Not including $2.1 million of the “Management fees & commissions payable to the Manager” related to the commissions on variable hire contained in certain time charter contracts with Yamal, which represents the operating expenses of the vessel and is subject to annual adjustments on the basis of the actual operating costs incurred within each year. The actual amount of “Management fees & commissions payable to the Manager” payable to the Manager in respect of such variable hire rate may therefore differ from the amounts included in the contractual obligations, due to the annual variations in each vessel’s respective operating cost.

(5)
On March 21, 2014, we entered into an executive services agreement with our Manager, or the Executive Services Agreement, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors.  Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, has been automatically renewed for successive five year terms, unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1235, the EURO/USD exchange rate as of June 30, 2020 and does not include any incentive compensation which our Board of Directors may agree to pay.

(6)
On December 30, 2014 and with effect from the IPO closing date, we entered into an administrative services agreement with our Manager (the “Administrative Services Agreement”), according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by the Manager as per the provisions of the agreement.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

DYNAGAS LNG PARTNERS LP

DYNAGAS LNG PARTNERS LP
Consolidated Condensed Balance Sheets
As of June 30, 2020 (unaudited) and December 31, 2019
(Expressed in thousands of U.S. Dollars — except for unit data)

	Note	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$13,261	$16,206
Trade receivables		720	143
Prepayments and other assets		1,586	1,105
Inventories		785	718
Due from related party	3	1,552	—
Total current assets		17,904	18,172

FIXED ASSETS, NET:
Vessels, net	4	900,885	916,697
Total fixed assets, net		900,885	916,697

OTHER NON CURRENT ASSETS:
Restricted cash		50,000	50,000
Due from related party	3	1,350	1,350
Accrued charter revenue		654	745
Deferred charges		2,296	2,223
Total assets		$973,089	$989,187

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees of $2,402 and $2,518, respectively	5	$45,598	$45,482
Trade payables		4,562	5,496
Due to related party	3	24	2,202
Accrued liabilities		1,333	1,641
Derivative financial instrument, current portion	11	907	—
Unearned revenue		8,874	9,814
Total current liabilities		61,298	64,635

NON-CURRENT LIABILITIES:
Deferred revenue		3,186	3,173
Derivative financial instrument, non-current portion	11	2,442	—
Long-term debt, net of current portion and unamortized deferred financing fees of $6,157 and $7,328, respectively	5	584,843	607,672
Total non-current liabilities		590,471	610,845

Commitments and contingencies	7	—	—
PARTNERS’ EQUITY:
Common unitholders (35,490,000 units issued and outstanding as at June 30, 2020 and December 31, 2019)	8	194,626	187,021
Series A Preferred unitholders (3,000,000 Series A Preferred Units issued and outstanding as at June 30, 2020 and December 31, 2019)	8	73,216	73,216
Series B Preferred unitholders: (2,200,000 Series B Preferred Units issued and outstanding as at June 30, 2020 and December 31, 2019)	8	53,498	53,498
General Partner (35,526 units issued and outstanding as at June 30, 2020 and December 31, 2019)	8	(20)	(28)
Total partners’ equity		321,320	313,707
Total liabilities and partners’ equity		$973,089	$989,187

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Condensed Consolidated Statements of Income
For the six month periods ended June 30, 2020 and 2019
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Six months ended June 30,

	Note	2020	2019
REVENUES:
Voyage revenues		$68,384	$62,220
EXPENSES:
Voyage expenses (including related party)	3	(1,610)	(1,131)
Vessel operating expenses		(14,470)	(13,817)
General and administrative expenses (including related party)	3	(1,265)	(1,086)
Management fees-related party	3	(3,358)	(3,242)
Depreciation	4	(15,812)	(15,042)
Operating income		$31,869	$27,902

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 10	(15,309)	(26,188)
Interest income		209	1,141
Loss on derivative financial instrument	11	(3,352)	—
Other, net		(23)	(31)

Total other expenses		(18,475)	(25,078)

Partnership’s Net Income		$13,394	$2,824
Common unitholders’ interest in Net Income		$7,605	$(2,954)
Series A Preferred unitholders’ interest in Net Income		$3,375	$3,375
Series B Preferred unitholders’ interest in Net Income		$2,406	$2,406
General Partner’s interest in Net Income		$8	$(3)
Earnings/(Loss) per unit, basic and diluted:	9
Common unit (basic and diluted)		$0.21	$(0.08)
Weighted average number of units outstanding, basic and diluted:	9
Common units		35,490,000	35,490,000
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Partners’ Equity
For the six month periods ended June 30, 2020 and 2019
 (Expressed in thousands of U.S. Dollars—except for unit data)

					Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2018	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,885	$199,400	$(16)	$326,485
—Net income	—	—	—	—	3,375	2,406	(2,954)	(3)	2,824
—Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(3,375)	(2,794)	(4,437)	(4)	(10,610)
BALANCE, June 30, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,497	$192,009	$(23)	$318,699

					Partners’ Capital
	Series A Preferred	Series B Preferred	Common	General Partner	Series A Preferred	Series B Preferred	Common	General Partner	Total
BALANCE, December 31, 2019	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$187,021	$(28)	$313,707
—Net income	—	—	—	—	3,375	2,406	7,605	8	13,394
—Distributions declared and paid (common and preferred units) (Note 8)	—	—	—	—	(3,375)	(2,406)	—	—	(5,781)
BALANCE, June 30, 2020	3,000,000	2,200,000	35,490,000	35,526	$73,216	$53,498	$194,626	$(20)	$321,320

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2020 and 2019
(Expressed in thousands of U.S. Dollars)

	Note	June 30, 2020	June 30, 2019
Cash flows from Operating Activities:
Net income:		$13,394	$2,824
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	15,812	15,042
Amortization and write-off of deferred financing fees	10	1,287	1,611
Deferred revenue amortization		104	(394)
Amortization of deferred charges		108	72
Loss on derivative financial instrument	11	3,352	—
Changes in operating assets and liabilities:
Trade accounts receivable		(577)	48
Prepayments and other assets		(481)	(663)
Inventories		(67)	(801)
Due from/to related parties		(3,730)	475
Trade accounts payable		(934)	385
Deferred charges		(181)	(1,038)
Accrued liabilities		(311)	45
Unearned revenue		(940)	(1,462)
Net cash provided by Operating Activities		$26,836	$16,144

Cash flows from Investing Activities:
Other additions to vessels’ equipment		—	—
Net cash used in Investing Activities		$—	$—

Cash flows from Financing Activities:
Payment of securities registration and other filing costs		—	(139)
Distributions declared and paid		(5,781)	(10,610)
Repayment of long-term debt	5	(24,000)	(2,400)
Net cash used in Financing Activities		$(29,781)	$(13,149)

Net (decrease) / increase in cash and cash equivalents and restricted cash		(2,945)	2,995
Cash and cash equivalents and restricted cash at beginning of the period		66,206	109,917
Cash and cash equivalents and restricted cash at end of the period		$63,261	$112,912
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		13,261	112,912
Restricted cash		50,000	—
Cash and cash equivalents and restricted cash		$63,261	$112,912

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Partnership Formation and General Information:
Dynagas LNG Partners LP (“Dynagas Partners” or the “Partnership”) was incorporated as a limited partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18, 2013, the Partnership successfully completed its initial public offering (the “IPO”), pursuant to which, the Partnership offered and sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  the Partnership’s Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and certain of his close family members, offered and sold 4,250,000 common units to the public at $18.00 per common unit. In connection with the IPO, the Partnership entered into certain agreements including: (i) an omnibus agreement with the Sponsor, as amended and as currently in effect, (the “Omnibus Agreement”), which provides the Partnership the right to purchase all or a portion of the ownership interests in certain identified liquefied natural gas (“LNG”) carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and, (ii) a $30 million interest free revolving credit facility with its Sponsor (the “$30 million Sponsor Facility”) (Note 3(b)), which was extended on November 14, 2018 until November 2023, to be used for general Partnership purposes.
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner (directly or indirectly) of all outstanding shares or units of the following subsidiaries as of June 30, 2020:
Vessel Owning Subsidiaries:
Company Name	Country of incorporation/ formation	Vessel Name	Delivery Date from shipyard	Delivery date to Partnership	Cbm Capacity

Pegasus Shipholding S.A. (“Pegasus”)	Marshall Islands	Clean Energy	March 2007	October 2013	149,700
Lance Shipping S.A. (“Lance”)	Marshall Islands	Ob River	July 2007	October 2013	149,700
Seacrown Maritime Ltd. (“Seacrown”)	Marshall Islands	Amur River	January 2008	October 2013	149,700
Fareastern Shipping Limited (“Fareastern”)	Malta	Arctic Aurora	July 2013	June 2014	155,000
Navajo Marine Limited (“Navajo”)	Marshall Islands	Yenisei River	July 2013	September 2014	155,000
Solana Holding Ltd. (“Solana”)	Marshall Islands	Lena River	October 2013	December 2015	155,000

Non-Vessel Owning Subsidiaries:

Company Name	Country of incorporation/formation	Purpose of incorporation

Dynagas Equity Holding Limited (“Dynagas Equity”)	Marshall Islands	Holding company that owns all of the outstanding share capital of Arctic LNG Carriers Ltd. (“Arctic LNG”).
Dynagas Operating GP LLC (“Dynagas Operating GP”)	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP (“Dynagas Operating”)	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
Dynagas Finance Inc.	Marshall Islands
Wholly owned subsidiary of the Partnership whose activities were limited to the co-issuance of the 250 Million Senior Unsecured Notes due 2019 (“2019 Notes) discussed under Note 5 and engaging in other activities incidental thereto.

Arctic LNG	Marshall Islands
Wholly owned subsidiary of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and co-borrower of the Partnership's $480 Million Senior Secured Term Loan Facility (“Term Loan B”) discussed under Note 5.

Since the Partnership’s inception, the technical, administrative and commercial management of the Partnership’s fleet is performed by Dynagas Ltd. (“Dynagas” or the “Manager”), a related company, wholly owned by the Partnership’s Chairman (Note 3(a)).
As of June 30, 2020, the Partnership’s Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units and the Series B Preferred Units, both of which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the General Partner, through Dynagas GP LLC, which is owned and controlled by the Sponsor.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S Securities and Exchange Commission (“SEC”) for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.
These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2019 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on April 16, 2020. In the opinion of the Partnership’s management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.
The outbreak of COVID-19, which originated in China in December 2019 and subsequently spread to most developed nations of the world, has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil, refined petroleum products and LNG. The Partnership expects that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. Although to date there has not been any significant effect on the Partnership’s operating activities due to COVID-19, the extent to which COVID-19 will impact the Partnership’s results of operation and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact. An estimate of the impact cannot therefore be made at this time.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

1. Basis of Presentation and General Information (continued):
During the six month periods ended June 30, 2020 and 2019, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:
Charterer	2020	2019
A	45%	50%
B	40%	22%
C	15%	16%
D	—	12%
Total	100%	100%

2. Significant Accounting Policies and Recent Accounting Pronouncements:
A summary of the Partnership’s significant accounting policies can be found in the Partnership’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on April 16, 2020. There have been no material changes to these policies in the six month period ended June 30, 2020, except for as discussed below:
Derivative Financial Instruments: The Partnership entered into an interest rate swap contract to manage its exposure to fluctuations of interest rate risks associated with its loan facility. The interest rate swap did not meet the applicable criteria for hedge accounting under ASC 815, including the criteria specific to a cash flow hedge. Therefore, interest paid or received under the respective undesignated swap agreement is recognized in the earnings in Loss from derivative financial instrument. The undesignated interest rate swap is recognized in the interim condensed consolidated financial statements at its fair value, and the gain or loss from changes in the fair value are reported in earnings in the period in which those fair value changes occur in Loss from derivative financial instrument.
New Accounting Pronouncements – Adopted
i)
On January 1, 2020, the Partnership adopted ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments, which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities, using the modified retrospective method. This new guidance is amended by: ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases; ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis; ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. The adoption of this new accounting guidance did not have a material impact on the Partnership’s consolidated financial statements and related disclosures.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
ii)
On January 1, 2020, the Partnership adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this new accounting guidance did not have a material impact on the Partnership’s consolidated financial statements and related disclosures.

On January 1, 2020, the Partnership adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the consolidated financial statements and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The adoption of this new accounting guidance had no effect on the Partnership’s consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
i)
In March 2020, the FASB issued ASU 2020-04, "Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)" which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2022. The Partnership's Management is currently evaluating the impact that this guidance may have on its consolidated financial statements and related disclosures.

3. Transactions with related parties:
During the six-month periods ended June 30, 2020 and 2019, the Partnership incurred the following expenses in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of income:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
	Six months ended June 30,
	2020	2019
Included in voyage expenses
Charter hire commissions (a)	$855	$772

Included in general and administrative expenses – related party
Executive services fee (d)	$298	$304
Administrative services fee (e)	$60	$60

Management fees-related party
Management fees (a)	$3,358	$3,242

As of June 30, 2020 and December 31, 2019, balances with related parties consisted of the following:

	Period/Year ended
	June 30, 2020	December 31, 2019
Assets:
Working capital advances provided to the Manager (a), current	$1,552	$—
Security deposits to Manager (a), non-current	$1,350	$1,350

Liabilities included in Due to related party:
Working capital advances due to the Manager (a)	$—	$1,198
Executive service charges due to Manager (d)	$178	$148
Administrative service charges due to Manager (e)	$—	$30
Management fees due to Manager (a)	$—	$701
Other Partnership expenses due (from) /to Manager	$(154)	$125
Total liabilities due to related party, current	$24	$2,202

a) Dynagas Ltd.
The Partnership’s vessels have entered into vessel management agreements with Dynagas Ltd., the Partnership’s Manager (the “Management Agreements”). Pursuant to the terms of these Management Agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5 per vessel, for a period beginning upon vessel’s delivery until the termination of the Management Agreement. The Management Agreements initially terminate on December 31, 2020 and are thereafter, automatically extended in additional eight-year increments if notice of termination is not previously provided by the Partnership’s vessel-owning subsidiaries. Beginning on the first calendar year after the commencement of each vessel’s Management Agreement and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of each Management Agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services. The amount of such increase is to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership’s Conflicts Committee. Under the terms of the Management Agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses and general and administrative expenses that are not covered by the management fees.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
During the six-month period ended June 30, 2020 and 2019, each vessel was charged a daily management fee of $3.1 and $3.0, respectively. During the six-month period ended June 30, 2020 and 2019, management fees under the vessel Management Agreements amounted to $3,358 and $3,242 respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.
The Management Agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager; and
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel, if applicable, plus out of pocket expenses.
During the six-month period ended June 30, 2020 and 2019, charter hire commissions under the Management Agreements amounted to $855 and $772 respectively, and are included in Voyage expenses-related party in the accompanying unaudited interim condensed consolidated statements of income.
The Management Agreements will terminate automatically after a change of control of the owners and/or of the owners’ ultimate parent, in which case an amount equal to the estimated remaining fees, but in any case not less than for a period of 36 months and not more than 60 months, will become payable to the Manager. As of June 30, 2020, based on the maximum period prescribed in the Management Agreements up to the initial termination period and the basic daily fee in effect during the six-month period ended June 30, 2020, such termination fee would be approximately $20.2 million.
The Management Agreements also provide for an advance equal to three months daily management fee. In the case of termination of the Management Agreements, prior to their eight year term, by any reason other than Manager’s default, the advance is not refundable. Such advances as of June 30, 2020 and December 31, 2019, amounted to $1,350, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated condensed balance sheets.
In addition, the Manager makes payments for operating expenses with funds provided by the Partnership. As of June 30, 2020, a balance of $1,552 was due from the Manager and as of December 31, 2019, a balance of $1,198 was due to the Manager in relation to these operating expenses.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into the $30 million Sponsor Facility with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The $30 million Sponsor Facility was extended on November 14, 2018 for an additional term of five years on terms and conditions identical to the initial credit facility (the “$30 million Extended Sponsor Facility”). The $30 million Extended Sponsor Facility may be drawn and be prepaid in whole or in part at any time during the life of the facility which is until November 2023. No amounts have been drawn under the respective facility as of June 30, 2020 and December 31, 2019.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

3. Transactions with related parties (continued):
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement
At the IPO date, the Partnership and its Sponsor entered into the Omnibus Agreement, as amended and as currently in effect. The amended Omnibus Agreement sets out (i) the terms and the extent the Partnership and the Sponsor may compete with each other, (ii) the procedures to be followed for the exercise of the Partnership’s option to acquire the Initial Optional Vessels (as defined in the Omnibus Agreement), including the Partnership’s right to acquire the Sponsor’s ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the “Additional Optional Vessels” and together with the Initial Optional Vessels, the “Optional Vessels”), which were all delivered between December 2017 and February 2019, (iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership, and (iv) the Sponsor’s provisions of certain indemnities in favor of the Partnership.
The purchase option periods with regards to the Initial Optional Vessels that were not exercised, expired in December 2018.
The Partnership's option periods with regard to the Sponsor's interests in the first two of the five joint venture entities described above also expired unexercised. The Partnership retains the legal right to exercise the option to acquire from its Sponsor its 49% ownership interest in the last three vessels described above, at the period specified and as per the terms prescribed in the Omnibus Agreement.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement (the “Executive Services Agreement”) with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the certain services of its executive officers, who report directly to the Board of Directors. Under the Executive Services Agreement, the Manager is entitled to an executive services fee of €538 per annum (or $604 on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1235 as of June 30, 2020), payable in equal monthly installments. The Executive Services Agreement had an initial term of five years and, on November 18, 2018, was automatically renewed for successive five year terms, unless terminated earlier. During the six-month periods ended June 30, 2020 and 2019, executive service fees amounted to $298 and $304, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.
(e) Administrative Services Agreement
On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The Administrative Services Agreement can be terminated upon 120 days’ notice granted either by the Partnership’s Board of Directors or by Dynagas. During the six month periods ended June 30, 2020 and 2019, administrative service fees amounted to $60 and are included in general and administrative expenses – related party in the accompanying unaudited interim condensed consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

4. Vessels, net:
The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2019	$1,167,909	$(251,212)	$916,697
Period depreciation	—	(15,812)	(15,812)
Balance June 30, 2020	$1,167,909	$(267,024)	$900,885

As of June 30, 2020, all vessels comprising the Partnership’s fleet were first priority mortgaged as collateral to secure the $675 Million Credit Facility, further discussed in Note 5.
5. Long-Term Debt:
The amounts shown in the accompanying consolidated condensed balance sheets are analyzed as follows:
		Period / Year Ended
Debt instruments	Borrowers-Issuers	June 30, 2020	December 31, 2019

$675 Million Credit Facility	Fareastern Shipping Limited, PegasusShipholding S.A., Lance Shipping S.A.,Seacrown Maritime Ltd., Navajo Marine Limited,Solana Holding Ltd.	639,000	663,000
Total debt		$639,000	$663,000
Less deferred financing fees		(8,559)	(9,846)
Total debt, net of deferred finance costs		$630,441	$653,154
Less current portion, net of deferred financing fees		$(45,598)	$(45,482)

Long-term debt, net of current portion and deferred financing fees		$584,843	$607,672

$675 Million Senior Secured Term Loan Facility ($675 Million Credit Facility)
On September 18, 2019, Fareastern Shipping Limited, Pegasus Shipholding S.A., Lance Shipping S.A., Seacrown Maritime Ltd., Navajo Marine Limited and Solana Holding Ltd., wholly owned by the Partnership, as co-borrowers, entered into a syndicated $675.0 million senior secured term loan, the $675 Million Credit Facility, with leading international banks. On September 25, 2019, the amount of $675.0 million was drawn under the $675 Million Credit Facility and the Partnership repaid in full the indebtedness outstanding under the Term Loan B of $470.4 million; and on October 30, 2019, the remaining amount of $204.6 million plus cash on hand was used to repay the 2019 Notes.
The $675 Million Credit Facility bears interest at U.S. LIBOR plus 3.00% margin and is secured by, among other things, first priority mortgages on the six LNG vessels in the Partnership's fleet. The $675 Million Credit Facility is repayable over five years in 20 consecutive quarterly payments plus a balloon payment in the fifth year.
The $675 Million Credit Facility contains financial covenants that require the Partnership to:
•	meet a specified minimum ratio of Cash and Cash Equivalents to Total Liabilities;
•	meet a specified maximum ratio of Total Liabilities to the Market Value Adjusted Total Assets; and
•	maintain a minimum liquidity of $50.0 million in a restricted Cash Collateral Account.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

5. Long-Term Debt (continued):
The $675 Million Credit Facility restricts the Partnership from declaring or making any distributions to its common unit-holders while borrowings are outstanding. Scheduled distributions to the preferred unit-holders under the existing Series A Preferred Units and Series B Preferred Units are not restricted provided there is no event of default while the $675 Million Credit Facility remains outstanding.
As of June 30, 2020, the Partnership was in compliance with all financial covenants prescribed in its $675 Million Credit Facility.
The annual principal payments for the Partnership’s outstanding $675 Million Credit Facility as at June 30, 2020, required to be made after the balance sheet date were as follows:
Year ending December 31,	Amount
2020	$24,000
2021	48,000
2022	48,000
2023	48,000
2024	471,000

Total long-term debt	$639,000

The weighted average interest rate on the Partnership’s long-term debt for the six months ended June 30, 2020 and 2019 was 4.2% and 6.7%, respectively.
Total interest incurred on long-term debt for the six-month period ended June 30, 2020 and 2019, amounted to $13,939 and $24,396, respectively, and is included in Interest and finance costs (Note 10) in the accompanying unaudited interim condensed consolidated statements of income.
6. Fair Value Measurements:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated condensed balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are considered Level 1 items as they represent liquid assets and liabilities with short-term maturities and are reasonable estimates of their fair values. The carrying value of these instruments is separately reflected in the accompanying consolidated condensed balance sheets. The fair value of non-current portion of the amounts due from related parties, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership’s estimated cost of capital, is $1,321 as of June 30, 2020, compared to its carrying value of $1,350 as of the same date.
◾
Long-term debt: The $675 Million Credit Facility discussed in Note 5, has an approximate recorded value due to the variable interest rate payable and is thus considered a Level 2 item in accordance with the fair value hierarchy.

◾
Derivative financial instrument: The carrying values reported in the accompanying consolidated condensed balance sheets for the swap transaction are determined through Level 2 of the fair value hierarchy and are derived principally from interest rates, yield curves and other items that allow value to be determined.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

6. Fair Value Measurements (continued):
A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
◾	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
◾
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and

◾	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the determination of the fair value of the assets or liabilities.
7. Commitments and Contingencies:
(a) Long-term leases:
The Partnership employs its vessels under time charter contracts. Certain of its time charters provide for variable lease payments, escalating lease payments, charterers’ options to extend the lease terms, termination clauses and charterers’ options to purchase the underlying assets. The Partnership, in order to calculate future minimum contracted lease payments, has assessed all the relevant factors that create an economic incentive for the lessee to be reasonably certain to exercise lease renewal, termination or purchase options.
Two of the Partnership’s time charters contain escalating lease payments and two of its time charters contain both fixed lease and variable lease payments. The variable lease payments relate to services and executory costs (the “Opex Lease Element”). The Opex Lease Element is determined on a cost pass through basis on the vessel’s actual operating expenses for each applicable year. Under time charters, the vessels are employed for a specific period of time in accordance with the terms of each agreement. Normally, the charterer has the option to redeliver the vessel to the owner in a period that varies a few days more or less from the contractual termination date. For certain of its time charters, the Partnership has provided to its charterers, the option to extend the lease term for additional periods under the same or different terms. The options are exercised close to the original termination dates. Specifically, under one of the Partnership’s time charters, the charterer has options to extend a three year contract, by two consecutive twelve month periods, at escalating rates and, under two of its time charters, the charterer has the option to extend the original lease term by three consecutive periods of five years, the first declared at the original termination date and each of the two remaining at or close to the termination of each option period. Certain time charters are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment of the charter term and in such case the Partnership may not receive the contracted revenues thereunder. The Partnership assessed the respective termination clauses and concluded that the lease term is not affected. In addition, under certain time charters and, upon certain circumstances triggering a sanctions event, as defined therein, the charterers have the option to purchase the vessels unless the Partnership can remediate such event.
As of June 30, 2020, the Partnership reported lease income (which excludes the non- cash adjustments) of $68.5 million. The Partnership’s maturity analysis of future minimum contracted lease payments (excluding variable lease payments) under its non-cancelable long-term time charter contracts, as of June 30, 2020, gross of brokerage commissions, without taking into consideration any assumed off-hire days (including those arising out of periodical class survey requirements), is as analyzed below:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):

Year ending December 31,	Amount
2020	$63,330
2021	114,794
2022	103,824
2023	103,824
2024	103,935
2025 and thereafter	550,540
Total	$1,040,247

(b) Legal proceedings:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities which should be disclosed (other than that referred below) or for which a provision should be established in the accompanying consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is then able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered in the event of any liabilities associated with the individual vessels’ actions up to the maximum limits as provided for by the Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
On May 16, 2019, a purported stockholder of the Partnership filed a putative class action lawsuit against the Partnership and certain related entities and individual officers and directors of the Partnership in the United States District Court for the Southern District of New York (Case No.19- cv-04512). The complaint purports to be brought on behalf of shareholders who purchased the common stock of the Partnership between February 16, 2018 and March 21, 2019. The Complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, new charter agreements that the Partnership entered into with various energy companies and the Partnership’s expectations about its ability to sustain its quarterly distribution. The complaint seeks unspecified damages, attorneys’ fees, and other costs. On August 19, 2019, the Court appointed a group of shareholders as Lead Plaintiffs in the action, who filed an amended complaint on September 26, 2019. The amended complaint makes allegations similar to those in the original complaint, extends the class period (December 21, 2017 through March 21, 2019), adds as defendants three additional directors of the Partnership and the underwriters of the Partnership’s Series B Preferred Units Offering, and asserts new claims under Section 20A of the Securities Exchange Act of 1934 on behalf of plaintiffs who acquired Partnership securities or sold put options contemporaneously with the Series B Preferred Units Offering, and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 based on allegedly false and/or misleading statements in the offering documents for the Series B Preferred Units Offering.  The Partnership, related entity defendants, and underwriter defendants filed a motion to dismiss the amended complaint on December 5, 2019, which is now fully briefed, but has not yet been decided by the Court.
The Partnership and its management believe that the allegations in the lawsuit are without merit and intend to vigorously defend their position.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

7. Commitments and Contingencies (continued):
(c) Technical and Commercial Management Agreement:
As further disclosed in Note 3, the Partnership has contracted with Dynagas Ltd. for the provision of commercial, administrative and technical management of its vessels pursuant to certain Management Agreements. For the commercial services provided under the Management Agreements, the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement until the termination of each charter party in force at such time. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $13,003. For vessel administrative and technical management fees, the Partnership paid during the six-month period ended June 30, 2020, a daily management fee of $3.1 per vessel (Note 3(a)). Management fees for the period from July 1, 2020 to the date of the expiration of the agreements on December 31, 2020 are estimated to be $3,394.
8. Partners’ Equity:
Series A Preferred Units:
On July 20, 2015, the Partnership concluded an underwritten public offering of 3,000,000 9% Series A Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received $72.3 million of proceeds from this offering, net of the $2.4 million underwriting discount of and incurred offering expenses of $0.3 million.
Series B Preferred Units:
On October 23, 2018, the Partnership concluded the underwritten public offering of 2,200,000 Series B Preferred Units, representing limited partner interests in the Partnership, at a liquidation preference of $25.00 per unit. The Partnership received net proceeds of $53.0 million from this offering, after deducting underwriters’ discounts and commissions and offering expenses, which amounted to $2.0 million.
Concurrently with the conclusion of the Series B Preferred Units Public Offering, the Partnership entered into the Limited Partnership Agreement in order to, among others, conform its provisions to the terms and provisions related to the issuance of the Series B Preferred Units and to remove references to subordinated units and subordinated period that are no longer in effect.
As of June 30, 2020, the Partnership had 35,490,000 common units, 15,595,000 of which are owned by the Sponsor, 3,000,000 Series A Preferred Units, 2,200,000 Series B Preferred Units and 35,526 general partner units issued and outstanding.
Common and General Partner unit distribution provisions:
The Partnership pays distributions in the following manner:
• first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until the distributed amount in respect of each common unit equals the minimum quarterly distribution; and
• second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):
The percentage allocations of available cash from operating surplus among the common unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels are illustrated below. The percentage interests shown for the common unitholders, the General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assumes that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest. Under the Limited Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the first target distribution level.

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$ 0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

On January 25, 2019, the Partnership announced a reduction in cash distribution to $0.0625 per unit to all common unitholders from $0.25 per common unit in prior quarters, which was paid on February 14, 2019, to all common unitholders of record as of February 7, 2019.
On September 26, 2019 the Partnership announced that pursuant to the closing of the $675 Million Credit Facility (Note 5), the Partnership is prohibited from paying distribution to its common unit-holders while borrowings are outstanding under the $675 Million Credit Facility.
As the quarterly distributions with respect to fiscal year 2019 were below $0.365 per common unit, the actual cash distributions and the allocation of net income for the purposes of the earnings per common unit calculation were based on the limited partners’ and General Partner’s ownership percentage applying to the minimum quarterly distribution level, as per the above presented distribution waterfall.
Preferred Units distribution and redemption provisions:
Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Distributions are payable at a distribution rate of 9.00% per annum of the stated liquidation preference.
Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts legally available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

8. Partners’ Equity (continued):
Distributions on the Series B Preferred Units are cumulative from the date of original issue and are payable quarterly on February 22, May 22, August 22 and November 22, of each year, when, as and if declared by the Partnership’s Board of Directors out of amounts legally available for such purpose. Furthermore, distributions on the Series B Preferred Units are payable (i) from and including the original issue date to, but excluding, November 22, 2023 at a fixed rate equal to 8.75% per annum of the stated liquidation preference per unit and (ii) from and including November 22, 2023 at a floating rate equal to three-month LIBOR plus a spread of 5.593% per annum of the stated liquidation preference per unit.
At any time on or after November 22, 2023, the Series B Preferred Units may be redeemed, in whole or in part, at the Partnership’s option, out of amounts available for such purpose, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.
The Series A Preferred Units and the Series B Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership’s indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank pari passu with the Series B Preferred Units. Both the Series A Preferred Units and the Senior B Preferred Units rank senior to the Partnership’s common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units and the Series B Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units and the Series B Preferred Units as to payment of distributions. The Series A Preferred Units and the Series B Preferred Units rank junior to all of the Partnership’s existing and future indebtedness. The interests of the holders of Series A Preferred Units or Series B Preferred Units could be diluted by the issuance of additional preferred units, including additional Series A Preferred units or Series B Preferred Units, and by other transactions.
Series A Preferred unit distributions:
On January 20, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2019 to February 11, 2020. The cash distribution was paid on February 12, 2020, to all Series A preferred unitholders of record as of February 5, 2020.
On April 21, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from February 12, 2020 to May 11, 2020. The cash distribution was paid on May 12, 2020, to all Series A preferred unitholders of record as of May 5, 2020.
Series B Preferred unit distributions:
On January 30, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from November 22, 2019 to February 21, 2020. The cash distribution was paid on February 24, 2020, to all Series B preferred unitholders of record as of February 17, 2020.
On April 27, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from February 22, 2020 to May 21, 2020. The cash distribution was paid on May 22, 2020, to all Series B preferred unitholders of record as of May 15, 2020.
General Partner Distributions:
During the six-month period ended June 30, 2020 and 2019, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $nil and $4, respectively.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

9. Earnings/ (Loss) per Unit:
The Partnership calculates earnings/ (loss) per unit by allocating distributed and undistributed net income/ (losses) for each period to common and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in the Limited Partnership Agreement, as generally described in Note 8 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership’s net earnings. The Partnership had no dilutive instruments in the six-month periods ended June 30, 2020 and 2019.
The calculations of the basic and diluted earnings per common unit are presented below:
	Six months ended June 30,
	2020	2019
Partnership’s Net income	$13,394	$2,824
Less:
Net Income attributable to Series A preferred unitholders	3,375	3,375
Net Income attributable to Series B preferred unitholders	2,406	2,406
General Partner’s interest in Net Income	8	(3)
Net income/(loss) attributable to common unitholders	$7,605	$(2,954)
Weighted average number of common units outstanding, basic and diluted	35,490,000	35,490,000
Earnings /(Loss) per common unit, basic and diluted	$0.21	$(0.08)

10. Interest and Finance Costs:
The amounts in the accompanying interim condensed consolidated statements of income are analyzed as follows:
	Six months ended June 30,
	2020	2019
Interest expense (Note 5)	$13,939	$24,396
Amortization and write-off of deferred financing fees	1,287	1,611
Other	83	181
Total	$15,309	$26,188

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements June 30, 2020
 (Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)

11. Derivative financial instrument:
On May 7, 2020, the Partnership entered into a floating to fixed interest rate swap transaction with a leading international bank, for the purpose of managing its exposure to LIBOR variability that the Partnership has under the $675 Million Credit Facility. The swap transaction, which is effective from June 29, 2020, provides for a fixed 3-month LIBOR rate of 0.41% based on notional values that reflect the amortization schedule of 100% of the Partnership’s debt outstanding under its $675 Million Credit Facility, until the $675 Million Credit Facility matures in September 2024. The swap agreement did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings.
As of June 30, 2020, the outstanding notional amount of Partnership’s interest rate swap was $639.0 million. The fair value of this interest rate swap outstanding at June 30, 2020 amounted to a liability of $3,349 and is included in Derivative financial instrument in accompanying consolidated condensed balance sheet. The Partnership had no derivative financial instruments as of December 31, 2019.
As of June 30, 2020, the Partnership recognized a loss on derivative financial instrument of $3.4 million, which is included in Loss on derivative financial instrument in the accompanying unaudited interim condensed consolidated statements of income.
12. Subsequent Events:
(a)
Quarterly Series A Preferred unit cash distribution: On July 21, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from May 12, 2020 to August 11, 2020. The cash distribution was paid on August 12, 2020, to all Series A preferred unitholders of record as of August 5, 2020.

(b)
Quarterly Series B Preferred unit cash distribution: On July 27, 2020, the Partnership’s Board of Directors declared a cash distribution of $0.546875 per unit on its Series B Preferred Units for the period from May 22, 2020 to August 21, 2020. The cash distribution was paid on August 24, 2020, to all Series B preferred unitholders of record as of August 17, 2020.

(c)
“At the market” equity program: On July 2, 2020, the Partnership entered into an ATM Sales Agreement for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million. The Partnership issued and sold under this ATM sales program 122,580 common units resulting in net proceeds of $0.4 million.  On August 19, 2020, the Partnership terminated the above mentioned ATM Sales Agreement and entered into an amended and restated ATM Sales Agreement, for the offer and sale of common units representing limited partnership interests, having an aggregate offering price of up to $30.0 million.